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                                            Filed by Community Bank System, Inc.
                          pursuant to Rule 425 under the Securities Act of 1933.
                                       Subject Company: First Liberty Bank Corp.
                                                  Commission File No.: 333-55016


                                           For further information
                                           please contact:

                                              Sanford A. Belden, President & CEO
                               David G. Wallace, EVP and Chief Financial Officer
                                                     Community Bank System, Inc.
                                                          Office: (315) 445-2282
                                                           Fax:   (315) 445-7347

For Immediate Release
---------------------

Community Bank System, Inc. and First Liberty Bank Corp. Merger Receives Shareholder Approval

          DEWITT, N.Y. and JERMYN, PA., April 23 /PR Newswire Interactive News Release/ -- Community Bank System, Inc. (NYSE: CBU) and First Liberty Bank Corp. (OTC Bulletin Board: FLIB) jointly announce that they have received approval of the agreement and plan to merge from their shareholders at simultaneous meetings held Monday, April 23, 2001. The merger agreement includes authorization for CBU to acquire all the stock of FLIB and to merge First Liberty Bank and Trust, FLIB's principal subsidiary, into Community Bank, N.A., CBU's banking subsidiary. First Liberty will continue to operate under its present name in Pennsylvania as a division of Community Bank, N.A. The transaction is expected to close on May 11, 2001.

          CBU President and CEO, Sanford A. Belden stated, "This approval by an overwhelming majority of shareholders of both institutions confirms the strength of this merger. It solidifies our growth into Pennsylvania through encompassing a bank which believes in and delivers on local decision making and high-quality products and services to customers."

          William M. Davis, President and CEO of First Liberty Bank and Trust continued, "We are very pleased to have this merger approved by such a high percentage of our shareholders. This agreement ensures our customers and employees will continue to be associated with a strong organization which is bringing expanded services such as Internet banking, trust and investment services, and enhanced lending capabilities to our markets and customers. We look forward to working with our new colleagues at CBU."

          CBU is a registered bank holding company with $2.3 billion in assets, based in the Syracuse suburb of DeWitt, New York, and FLIB is a $647 million asset bank holding company headquartered in Jermyn, Pennsylvania. Pursuant to the definitive agreement, each share of FLIB will be exchanged on a tax-free basis for 0.56 shares of registered common stock of CBU. At CBU's closing price on April 23 of $27.23, the shares of CBU to be received by FLIB shareholders would have a value of $97.1 million, or $15.25 per share, representing a price to book value of 150.6% and a price/trailing earnings ratio of 21.8 times. Based on CBU's current

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annualized quarterly dividend, FLIB shareholders would realize a 37.5% increase in cash dividends per share. CBU will issue approximately 3,566,000 shares in the transaction, which will be recorded under the pooling method of accounting.

          First Liberty Bank Corp. (OTC Bulletin Board: FLIB) is a registered bank holding company based in Jermyn, Pennsylvania with $647 million in assets as of December 31, 2000. With predecessor banks dating back to the early 1900s, the holding company was organized in 1984 as The First Jermyn Corp. It completed the acquisition of the $271 million asset Upper Valley Bancorp. Inc. in 1998, and concurrently adopted its present name. In July 2000, the Bank acquired three offices of Mellon Bank, N.A. with approximately $39 million in deposits. It presently operates thirteen branch offices in Lackawanna (11) and Luzerne (2) counties in Northeastern Pennsylvania and has 16 ATMs. In addition to a full range of banking products, it offers personal trust and employee benefit trust services with approximately $300 million in assets under management.

          Community Bank System, Inc. (CBSI) is a registered bank holding company based in DeWitt, New York. Its wholly-owned banking subsidiary, Community Bank, N.A. (http://www.communitybankna.com), is the fifth largest commercial banking franchise headquartered in Upstate New York, having 72 customer facilities and 54 ATMs stretching diagonally from Northern New York to the Southern Tier and west to Lake Erie. Other subsidiaries within the CBSI family are Elias Asset Management, Inc., an investment management firm with $700 million under management, based in Williamsville, New York; Benefit Plans Administrative Services, Inc. (BPA), a pension administration and consulting firm located in Utica, New York, serving sponsors of defined benefit and defined contribution plans; Community Investment Services, Inc. (CISI), a broker-dealer delivering financial products from selected locations within Community Bank's branch system and from offices in Jamestown and Lockport, New York; and Community Financial Services, Inc. (CFSI), an insurance agency based in Olean, New York, specializing in long-term health care and other selected products.

          This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the anticipated effects of the merger. The following factors, among others, could cause the actual results of the merger to differ materially from CBU's expectations: the satisfaction of contingencies for closing the merger, including regulatory approval; the successful integration of the operations of Citizens National Bank of Malone ($115 million in assets) and Community Bank's merger, as well as the subsequent consolidation with First Liberty Bank & Trust; competition; changes in economic conditions, interest rates and financial markets; and changes in legislation or regulatory requirements. CBU does not assume any duty to update forward-looking statements.